VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, N.E

Washington, D.C. 20549

Attn: Sonia Bednarowski

September 29, 2023

RE:	Bullish
Request to Withdraw Registration Statement on Form F-4
Filed November 1, 2021
File No. 333-260659

Ladies and Gentlemen:

Bullish, a Cayman Islands exempted company (the “Company”), hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-4 (File No. 333-260659) initially filed with the Commission on November 1, 2021, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement was filed in connection the Business Combination Agreement, dated as of July 8, 2021, entered into by and among Far Peak Acquisition Corporation, a Cayman Islands exempted company, the Company, BMC1, a Cayman Islands exempted company and a direct wholly owned subsidiary of Bullish, BMC2, a Cayman Islands exempted company and a direct wholly owned subsidiary of Bullish, and Bullish Global, a Cayman Islands exempted company (as amended, the “Business Combination Agreement”).

The reason for the withdrawal of the Registration Statement is that the Business Combination Agreement was terminated effective as of December 31, 2022. As a result, the transactions contemplated pursuant to the Business Combination Agreement will not occur. The Registration Statement was not declared effective by the Commission and no securities were sold in connection with the offering. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Steve Lin at Kirkland & Ellis, at +86 1057379315 or at Steve.Lin@kirkland.com.

Very truly yours,

Bullish

By:	/s/ Nicholas Armstrong
Name:	Nicholas Armstrong
Title:	General Counsel

cc:	Steve Lin, Esq., Kirkland & Ellis